Exhibit 2(b)

                                                                 News Release
Duke Power Company
P.O. Box 1009
Charlotte, NC 28201-1009

(Duke Power Logo)

June 13, 1997                                  CONTACT:  Randy Wheeless
                                               Office:   704/382-8379
                                               24-Hour:  704/594-0681

                  DUKE POWER BUYS REMAINING INTEREST IN POWER
                               MARKETING VENTURE

CHARLOTTE, N.C. -- Duke Power Co. today announced that it has purchased from affiliates of Louis Dreyfus Corporation the remaining 50 percent interest in the two companies' power marketing joint venture, Duke/Louis Dreyfus.

Under terms of the purchase, Duke Power will acquire the Louis Dreyfus interest in exchange for $247 million on Aug. 15, 1997. The purchase will be amortized on Duke's books over a 10-year period.

Duke Power will retain continued access to the expertise and experience of the Duke/Louis Dreyfus organization. The venture is to be folded into Duke Energy Trading and Marketing--a new company that will combine the power marketing efforts of Duke/Louis Dreyfus and Houston-based PanEnergy Corp. Duke Energy Trading and Marketing will be based in Houston.

                                     (MORE)

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Duke Power and PanEnergy Corp announced a $7.7 billion merger on Nov. 25, 1996.
The merger is expected to be completed on June 18, 1997, with stock in the new company, Duke Energy, slated to begin trading on the New York Stock
Exchange on June 19.

Announced in 1994, Duke/Louis Dreyfus was an exclusive agreement between Duke Power and Louis Dreyfus to participate jointly in power marketing activities, as well as to provide energy-related services to utilities, municipalities and other large energy users.

After its formation, the partnership grew to be the second largest electric power marketing company in the nation. In 1996, Duke/Louis Dreyfus had electric power marketing sales in excess of $700 million.

Duke Power is one of the largest electric utilities in the nation with 1996 revenues of more than $4.7 billion. For more information on Duke Power, visit the company's World Wide Web page at www.dukepower.com any time.